Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway provides details on selected exposures

     TORONTO, Sept. 17 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. has a conservatively invested securities portfolio valued in excess of
$3.3 billion as at June 30, 2008 (all amounts are stated in U.S. dollars). As part of this portfolio, Kingsway holds $17 million of par value fixed income investments in Lehman Brothers which includes $3 million of subordinated debt and $14 million of senior notes. Kingsway also holds $20.75 million,
$6.5 million and $3 million of par value fixed income investments in
International Lease Finance Corporation, AIG SunAmerica Life Insurance Company
and American General Finance Corporation, respectively, subsidiaries of
American International Group ("AIG"). Kingsway does not have any investment exposure to AIG or any of its other subsidiaries. Kingsway has no investment in Washington Mutual nor does it have any derivatives exposure to any of the above discussed companies.
     "Our well diversified securities portfolio has proven to be a prudent business model during these turbulent market conditions", said Shaun Jackson,
President and CEO. "We will continue to work with our securities portfolio managers to determine the impairment charges that could arise during the third quarter."
     Despite the magnitude of the storm damage and disruption from Hurricane
Ike, Kingsway has received very little actual claim notification to date.
Kingsway anticipates that gross losses from the storm will fall well within the limits of its catastrophe reinsurance protection which limits the net loss
(before taxes) to $2 million.

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, standard automobile insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 11 wholly-owned insurance subsidiaries in Canada and two insurance agencies in Canada and the United
States. The Company employs approximately 2,900 people in Canada and the
United States and is headquartered in Mississauga, Ontario, Canada. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 12:45e 17-SEP-08